UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

BRADLEY PHARMACEUTICALS, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

104576103
(CUSIP Number)

December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

( Rule 13d-1(b)1
( Rule 13d-1(c)2
? Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).








CUSIP NO. 104576103

13G/A



  1.

NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

            Freestone Advisors LLC



  2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  ?
(b)  (


  3.

SEC USE ONLY



  4.

CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware






NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:

  5.    SOLE VOTING POWER

                None.
  6.    SHARED VOTING POWER

                158,450

  7.    SOLE DISPOSITIVE POWER

                None.

  8.    SHARED DISPOSITIVE POWER

                158,450







  9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

            158,450


10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
(9) EXCLUDES CERTAIN SHARES


?

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            0.99%


12.

TYPE OF REPORTING PERSON

            IA











CUSIP NO. 104576103

13G/A



  1.

NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

            Freestone Opportunity Partners LP



  2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  ?
(b)  (


  3.

SEC USE ONLY



  4.

CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware






NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:

  5.    SOLE VOTING POWER

                None.
  6.    SHARED VOTING POWER

                158,450

  7.    SOLE DISPOSITIVE POWER

                None.

  8.    SHARED DISPOSITIVE POWER

                158,450







  9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

            158,450


10.

CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW (9) EXCLUDES CERTAIN SHARES


?

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            0.99%


12.

TYPE OF REPORTING PERSON

            PN











CUSIP NO. 104576103

13G/A



  1.

NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

            Gary I. Furukawa



  2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)  ?
(b)  (


  3.

SEC USE ONLY



  4.

CITIZENSHIP OR PLACE OF ORGANIZATION

            United States






NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON
WITH:

  5.    SOLE VOTING POWER

                32,480
  6.    SHARED VOTING POWER

                222,350

  7.    SOLE DISPOSITIVE POWER

                32,480

  8.    SHARED DISPOSITIVE POWER

                222,350







  9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON

            254,830


10.

CHECK BOX IF THE AGGREGATE AMOUNT IN
ROW (9) EXCLUDES CERTAIN SHARES


?

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            1.6%


12.

TYPE OF REPORTING PERSON

            IN



Item 1.

(a)	Name of Issuer:   Bradley Pharmaceuticals, Inc.

(b)	Address of Issuer's principal executive offices:

      383 Route 46 West
	Fairfield, NJ  07004

Item 2.

(a)	Names of persons filing:  See cover pages, item 1.

(b)	Address or principal business office or, if none, residence:

	1191 Second Avenue, Suite 2100, Seattle, WA  98101.

(c)	Citizenship:  See Cover Pages, item 4.

(d)	Title of class of securities:   Common Stock, par value $0.01 per
        share.


(e)	CUSIP No.:   104576103

Item 3. Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

* Freestone Advisors LLC is filing as an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).
* Freestone Opportunity Partners LP is filing in accordance with Rule 13d-1(c).
* Gary I. Furukawa is filing as a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

Item 4. Ownership

	See Cover Pages, items 5 through 11.

The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Persons (as defined below) are based upon 15,998,026 shares of Common Stock outstanding, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2006. Freestone Opportunity Partners LP is the holder of that amount of securities of the Issuer as are listed on the respective Cover Page. Freestone Advisors LLC is an investment adviser to Freestone Opportunity Partners LP.
Gary I . Furukawa is the Managing Member of Freestone Advisors LLC. Additionally, (i) Gary I. Furukawa is the sole holder of shares in Freestone Capital Management Inc., a Delaware corporation, which such entity has voting and dispositive power over 63,900 shares of the Issuer?s common stock; and
(ii) Gary I. Furukawa has voting and dispositive power over 32,480 shares of the Issuer?s common stock which are held privately by he and his family. Freestone Opportunity Partners LP, Freestone Advisors LLC and Gary I . Furukawa are collectively referred to as the ?Reporting Persons? in this Amendment to Schedule 13G.
Item 5. Ownership of Five Percent (5%) or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent (5%) of the class of securities, check the following: [X]

Item 6. Ownership of More than Five Percent (5%) on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

	Not applicable.

Item 9. Notice of Dissolution of Group.

	Not applicable.

Item 10. Certifications.

By signing below, each of the undersigned certifies that, to the best of his or its individual knowledge and belief, the securities referred to above
(i) were acquired, and are held, in the ordinary course of business,
(ii) were not acquired, and are not held, for the purpose, or with the effect,of changing or influencing the control of the issuer of the securities, and
(iii) were not acquired, and are not held, by the undersigned in connection with, or as a participant in, any transaction having the purpose or effect provided in the preceding subsection (ii).



SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 23, 2007




Freestone Advisors LLC






By:

GARY FURUKAWA
Title:

Managing Member















Gary I. Furukawa, an individual













Freestone Opportunity Partners
By:   Freestone Advisors LLC
         Its general partner



By:

Gary I. Furukawa
Title:

Managing Member




1 Mr. Gary Furukawa, an individual, and Freestone Advisors LLC, a Delaware limited liability company, are each filing pursuant to Rule 13d-1(b).
2 Freestone Opportunity Partners LP, a Delaware limited partnership, is filing pursuant to Rule 13d-1(c).
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